ALGONQUIN POWER & UTILITIES CORP.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 8, 2017
VOTING RESULTS
Resolution #1:
On a show of hands, the Chairman declared that the shareholders approved the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.
Proxies Tabulated:

For:	177,997,992
Withheld:	480,340
Total:	178,478,332

Resolution #2:
By way of ballot, the shareholders elected each of the foregoing director nominees.
Ballots Tabulated:

	For	Withheld
Christopher Ball	178,274,831	1,478,648
Melissa Stapleton Barnes	179,149,857	603,622
Christopher Jarratt	151,104,734	28,648,745
D Randy Laney	179,177,320	576,159
Kenneth Moore	179,214,567	538,912
Ian Robertson	179,229,862	523,617
Masheed Saidi	179,123,687	629,792
Dilek Samil	179,125,253	628,226
George Steeves	170,773,401	8,980,078

Resolution #3:
By way of ballot, the shareholders approved the special resolution set forth in Schedule “A” of the Circular approving an amendment to the Corporation’s Performance and Restricted Share Unit Plan to increase the number of shares issuable from treasury under that plan to a fixed maximum of 7,000,000 common shares.
Ballots Tabulated:

For:	167,425,069
Against:	12,327,409
Total:	179,752,478

Resolution #4:
On a show of hands, the Chairman declared that the shareholders approved the advisory resolution set forth in Schedule “B” of the Circular to accept the approach to executive compensation as disclosed in the Circular.
Proxies Tabulated:

For:	173,440,047
Against:	5,037,685
Total:	178,477,732

DATED this 8th day of June, 2017
ALGONQUIN POWER & UTILITIES CORP.

(signed) “George Trisic”

George Trisic Chief Administration Officer and Corporate Secretary